SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that on June 22, 2020, according to schedule, the stoppage for maintenance and refueling of nuclear fuel was started at the Angra 2 Plant (“Angra 2”), of the subsidiary Eletrobras Termonuclear SA - Eletronuclear S.A. (“Eletronuclear”), with initial expected duration of 22 (twenty two) days. At each refueling, about one third of the reactor's fuel elements are replaced.

During the inspections carried out at this stop, an unexpected surface oxidation was detected in the fuel elements loaded in the last operating cycle in the coating of the tubes containing the enriched uranium tablets, which will require rigorous inspection tests to evaluate this event.

It is worth mentioning that this incident, at none time, compromised the safety and performance of the Angra 2 plant, which has operated continuously for 13 months, having even broken its own production record on June 19, 2020, with the mark of 200 million MWh generated since 2001.

The tests will be carried out by the company responsible for the plant's project, which will depend on the arrival of the necessary equipment and foreign technicians at the nuclear power plant, with a start forecast for the second half of September 2020. The objective is to determine the causes of oxidation and check the feasibility of using these fuel elements for another operational cycle, as planned. All results will be submitted for analysis by the licensing body, the National Nuclear Energy Commission (“CNEN”).

In order to make the operation of the Angra 2 Plant feasible in the shortest possible time and following all safety protocols, Eletronuclear is replacing all 52 (fifty-two) fuel elements, which will still be inspected, for the next operation cycle. The replacement of these fuel elements is being done in part by 24 (twenty four) new fuel elements that were already ready for use at the Angra Plant 3 and 28 (twenty eight) used fuel elements that were stored in the fuel pool used (PCU) of Angra 2. This new configuration of refueling the reactor core will allow the operation of the Angra 2 plant for an approximate cycle of 9 (nine) months.

Eletronuclear's financial statements reported on the base date of June 30, 2020 do not contain the effects of these events, since Eletronuclear will still assess the feasibility of the full use of the 52 (fifty-two) fuel elements to be inspected. It was also not possible to measure the impacts of the loss of revenue that Eletronuclear will incur due to the increase in days of unplanned interruption.

The Company informs that Eletronuclear has already obtained CNEN's approval for the loading of the reactor nucleus, which occurred through Official Letter 97/2020-DRS/CNEN of August 5, 2020, and, until the date of approval of the financial statements, awaits the final approval of the Nuclear and Thermohydraulic Project Report (RPNT) for the return of its operation.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The Company expects to return the Angra 2 plant to the National Interconnected System (SIN) at the beginning of the second half of August 2020.

Rio de Janeiro, August 12, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.